


# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**




Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2002

**Platinum Group Metals Ltd. (SEC File No. 0-30306)**
(Translation of Registrant's Name into English)

**Suite 800 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

**FORM 53-901F**

# MATERIAL CHANGE REPORT
# UNDER SECTION 85 (1) OF THE SECURITIES ACT
# (BRITISH COLUMBIA) AND
# SECTION 118 (1) OF THE SECURITIES ACT (ALBERTA)

---

**ITEM 1. REPORTING ISSUER**

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

**ITEM 2. DATE OF MATERIAL CHANGE**

February 22, 2002

**ITEM 3. PRESS RELEASE**

The Issuer issued a press release at Vancouver BC dated March 27, 2002 (see attached) to the Canadian Venture Exchange and through various other approved public media.

**ITEM 4. SUMMARY OF MATERIAL CHANGE**

Platinum Group Metals Ltd. announces a 100% option acquisition of the LB Gold property in Nunavut. The four mineral leases are located approximately 600km northeast of Yellowknife.

Under the terms of the acquisition PTM may acquire a 100% interest in the 3585 Acre (8852 Hectare) Property by paying $100,000 and 150,000 shares, over 4 years. The initial payment of $5,000 has been made and 20,000 shares will be paid following regulatory approval. A 3% Net Smelter Return Royalty has also been granted to the vendor with a buy back option of up to 2% at a rate of $1,000,000 per percentage point. The transaction is subject to regulatory approval.

PTM has retained William Kizan for Mr. Kizan's extensive knowledge of the Property and region. To access the data and reports on the Property held by Mr. Kizan and to access Mr. Kizan's regional prospecting experience, PTM will pay 20,000 common shares within 20 days of regulatory approval of the LB Option Agreement and an additional 20,000 shares February 22, 2004 if the LB Option is maintained.

**ITEM 5.** **FULL DESCRIPTION OF MATERIAL CHANGE**

See the attached news release dated March 27, 2002.

**ITEM 6** **RELIANCE ON SECTION 85 (2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)**

Not applicable

**ITEM 7** **OMITTED INFORMATION**

Not applicable

**ITEM 8** **SENIOR OFFICERS**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & C.E.O.
Phone: (604) 899-5450

**ITEM 9.** **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 8th day of April 2002.

**Platinum Group Metals Ltd.**

*"R. Michael Jones"*

R. Michael Jones,
President & C.E.O.



Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
**Telephone: (604) 899-5450 Fax: (604) 484-4710**

**E-mail:** info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

**CDNX: PTM**
**SEC Form 20F, File No. 0-30306**

No. 02-29 *NEWS RELEASE* APRIL 22, 2002

# ANGLO PLATINUM APPROVES $1.25 MILLION FOR AGNEW LAKE PGM PROPERTY

**Platinum Group Metals Ltd. (PTM) reports that Pacific North West Capital Corp.** *(PFN-TSX) has confirmed that Anglo American Platinum Corporation Limited (Anglo Platinum) has recently approved a $1.25 million dollar budget for the 2002 exploration program on the Agnew Lake property. This program will commence immediately. PFN can earn a 50% interest in the property from Platinum Group Metals Ltd. (PTM) which recently merged with New Millennium Metals (*see press release: August 9th & 31st, 2000*).*

The Agnew Lake property, located 60 km southwest of Sudbury, Ontario, covers more than 9,000 hectares (22,500 acres) and overlies the Agnew Lake layered mafic intrusion, a crudely elliptical body measuring ~10 km x 6 km. The intrusion is a member of a suite of mafic complexes of similar age and composition in the Sudbury area known to host deposits of palladium, platinum, rhodium and gold in association with copper-nickel sulphide mineralization. The primary focus of exploration at Agnew Lake is to locate intrusive contact style PGM mineralization comparable to that seen at the River Valley intrusion, located 60km east of Sudbury, where PFN is exploring with Anglo Platinum under the terms of a joint venture agreement.

The Agnew Lake intrusion is known to contain very anomalous platinum group metal values at intervals along its 15km long intrusive contact zone. The prospective intrusive contact zone is almost twice the length of the contact at River Valley. The Agnew Lake property offers a unique exploration opportunity, with excellent accessibility and local infrastructure.

**The $1.25 million exploration program for 2002 will include a substantial (9,000 m) drill component that will, in part, further test the 15 km intrusive margin for contact-type PGM-Cu-Ni mineralization. Drilling will also include one relatively deep (>1200 m) drill hole aimed at intersecting the full geological sequence of the intrusion and testing a significant gravity anomaly, located on the eastern side of the intrusion. In addition to testing the prospective mineralized area immediately above the basement contact, a detailed analysis of the deep hole core should help delineate prospective reef horizon(s) in higher in the stratigraphy.**

*The following is a summary of results from the 2001 Exploration Program. The 2001 program was funded by Anglo Platinum which may earn up to a 60% interest in the property under the terms of an agreement with PFN and New Millennium Metals Corporation. (*see PFN press release June 27th, 2001*).*

**During the 2001 exploration program, PFN – *the Operator* – completed line cutting, regional geological mapping and sampling, stripping, detailed mapping and sampling, induced polarization (I.P.) surveys, magnetometer surveys and diamond drilling, with the objectives of expanding the known areas of mineralization, identifying new zones, delineating diamond drill targets based upon geology, sampling and geophysical surveys, and gaining a better understanding of the geology, geometry and petrology of the intrusion**

Mineralized Zones

5 zones of anomalous PGM mineralization have been identified to date on the property. The zones occur principally along the western and northern margins of the intrusion and are located ~400m horizontally from where the footwall contact is mapped at surface, and within ~200m vertically from the underlying footwall contact. Anomalous PGM values also occur along the southern margin of the intrusion where little work has been carried out to this date. The main areas of mineralization are hosted by breccia and inclusion-bearing gabbro and variably textured varieties of gabbronorite.

The 5 zones are: 1) A-Zone: located along the western margin of the intrusion; 2) B-Zone: located along the northwest portion of the intrusion; 3) C-Zone: located along the northern contact of the intrusion; 4) D-Zone: located along the northern contact, approximately 2km east of the C-Zone; and, 5) Mong Lake Zone: located along the southern contact of the intrusion.

Most of the 2001 program focused on the contact region within the A- and B-Zones, with the balance of the work being directed towards regional prospecting of the entire intrusion including the C-, D- and Mong Lake Zones.

In the A- and B-Zones, 6 areas were selected on the basis of high PGM values in surface samples and favourable rock types, for stripping, detailed mapping and sampling. **Of the 1886 channel-grab samples taken during detailed sampling, the highest assay value was 4.78g/t Pd, 2.08g/t Pt, 0.37g/t Au, 0.23% Cu, 0.023% Ni.** In addition, several samples from each of these 6 areas assayed >1g/t Pd+Pt+Au (3E).

Regional Sampling

**A total of 2,639 grab samples were collected during the regional surface sampling program. These samples were collected irrespective of rock type, sulphide content, mineralogy or geological setting.** The highest assay contained 8.3g/t Pt, 3.8g/t Pd, 0.15g/t Au, 0.44% Cu, 0.25% Ni. **Fifty two samples assayed 501-750ppb 3E, twenty-three samples assayed 751-1000 ppb 3E, thirty samples assayed 1001-1500 ppb 3E, six samples assayed 1501-2000 ppb 3E, ten samples assayed 2000-3000 ppb 3E, and twelve samples assayed >3000 ppb 3E.**

Geophysical Surveys

**A 17 km induced-polarization (IP) and magnetometer survey was completed over the northwest region of the A-Zone in order to correlate potential geophysical signature with newly discovered PGM sulphide mineralization in the area. Several chargeability highs were delineated by this survey and subsequent field examination indicated a good correlation with mineralization found in outcrop. Other chargeability anomalies occupy areas with no outcrop and will require stripping to discover their source.**

Diamond drilling

**A Phase 1 exploration drilling program, totalling 3000m in 21 holes, was carried out in the A4- and B4-Zones, from November 2001 to March 2002. The primary purpose of this drilling was to gain a better understanding of the stratigraphy, geochemistry, and mineralogy of the lower 250m of the Agnew Lake Intrusion. In addition, the drilling was aimed at testing the Vari-textured Unit, which, based on surface results and historic drilling, was viewed as having the best potential to host PGM mineralization. Generally, drill holes were collared in areas where anomalous PGM values were known at the surface and/or in areas with chargeability high anomalies.**

Anomalous and sub-economic PGM assay values, some over broad intervals, are listed below. **The substantial widths of anomalous PGM values intersected in this initial phase of drilling are extremely encouraging, especially when taking into consideration that the strike length of the intrusive contact is 15km long and remains to be drill tested.**

*Significant Phase 1 Drill Results*

**AL-01**

| *From* | *To* | *Int* | *Int* | *Au* | *Pt* | *Pd* | *PGM** | *PGM** |
|---|---|---|---|---|---|---|---|---|
| *m* | *m* | *m* | *Ft* | *ppb* | *ppb* | *ppb* | *ppb* | *g/t* |
| 12.85 | 14.50 | 1.65 | 5.41 | 4.4 | 163.3 | 238.3 | 406.1 | 0.41 |

**PGM = Pd + Pt + Au*

**AL-02**

| *From* | *To* | *Int* | *Int* | *Au* | *Pt* | *Pd* | *PGM** | *PGM** |
|---|---|---|---|---|---|---|---|---|
| *m* | *m* | *m* | *Ft* | *ppb* | *ppb* | *ppb* | *ppb* | *g/t* |
| 6.00 | 17.00 | 11.00 | 36.09 | 23.2 | 105.1 | 427.4 | 555.7 | 0.56 |

**AL-05**

| *From* | *To* | *Int* | *Int* | *Au* | *Pt* | *Pd* | *PGM** | *PGM** |
|---|---|---|---|---|---|---|---|---|
| *m* | *m* | *m* | *Ft* | *ppb* | *ppb* | *ppb* | *ppb* | *g/t* |
| 48.00 | 63.00 | 15.00 | 49.21 | 2.7 | 74.1 | 162.8 | 239.6 | 0.24 |

**AL-06**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 66.50 | 77.50 | 11.00 | 36.09 | 29.6 | 226.6 | 152.5 | 408.8 | 0.41 |
| 69.00 | 70.50 | 1.50 | 4.92 | 55.3 | 866.3 | 384.0 | 1305.7 | 1.31 |

**AL-07**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 77.00 | 86.00 | 9.00 | 29.53 | 38.2 | 149.8 | 165.4 | 353.2 | 0.35 |
| 83.00 | 84.50 | 1.50 | 4.92 | 40.7 | 230.3 | 485.7 | 736.7 | 0.74 |

**AL-08**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 103.00 | 103.50 | 0.50 | 1.64 | 6.0 | 877.0 | 149.0 | 1032.0 | 1.03 |
| 124.50 | 141.50 | 17.00 | 55.78 | 10.3 | 83.6 | 171.1 | 265.0 | 0.27 |
| 129.00 | 132.00 | 3.00 | 9.84 | 14.7 | 175.2 | 305.8 | 495.7 | 0.50 |

**AL-09**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 118.50 | 127.50 | 9.00 | 29.53 | 22.4 | 144.3 | 157.7 | 324.4 | 0.32 |
| 132.50 | 132.00 | 3.50 | 11.48 | 42.9 | 250.0 | 212.4 | 505.3 | 0.51 |

**AL-11**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 23.00 | 36.00 | 13.00 | 42.65 | 18.9 | 165.3 | 164.7 | 348.9 | 0.35 |
| 31.50 | 36.00 | 4.50 | 14.76 | 50.0 | 338.0 | 225.0 | 613.0 | 0.61 |

**AL-12**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 46.85 | 75.00 | 28.15 | 92.39 | 7.6 | 85.2 | 125.8 | 211.0 | 0.21 |
| 65.00 | 66.50 | 1.5 | 4.92 | 39.0 | 471.3 | 497.7 | 969.0 | 0.97 |

**AL-13**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 69.00 | 70.00 | 1.00 | 3.28 | 115.0 | 1310.0 | 3760.0 | 5185.0 | 5.19 |
| 105.55 | 109.00 | 3.45 | 11.32 | 4.9 | 111.7 | 202.3 | 318.9 | 0.32 |

**AL-15**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 83.00 | 88.00 | 5.00 | 16.41 | 5.4 | 86.6 | 178.2 | 270.2 | 0.27 |

**AL-16**

| From | To | Int | Int | Au | Pt | Pd | PGM* | PGM* |
|---|---|---|---|---|---|---|---|---|
| m | m | m | Ft | ppb | ppb | ppb | ppb | g/t |
| 44.00 | 49.00 | 5.00 | 16.41 | 6.0 | 114.6 | 308.0 | 428.6 | 0.43 |
| 111.5 | 115.0 | 3.50 | 11.48 | 8.0 | 250.9 | 741.9 | 1000.7 | 1.00 |

**AL-17**

| From m | To m | Int m | Int Ft | Au ppb | Pt ppb | Pd ppb | PGM* ppb | PGM* g/t |
|---|---|---|---|---|---|---|---|---|
| 111.0 | 133.0 | 22.00 | 72.18 | 34.7 | 232.5 | 157.5 | 424.7 | 0.42 |
| 111.0 | 115.0 | 4.00 | 13.12 | 69.3 | 777.5 | 371.3 | 1218.0 | 1.22 |

**AL-18**

| From m | To m | Int m | Int Ft | Au ppb | Pt ppb | Pd ppb | PGM* ppb | PGM* g/t |
|---|---|---|---|---|---|---|---|---|
| 117.0 | 180.00 | 83.00 | 272.32 | 5.7 | 89.5 | 137.8 | 232.9 | 0.23 |
| 117.0 | 120.00 | 3.00 | 9.84 | 3.7 | 540.0 | 186.5 | 730.2 | 0.73 |
| 134.00 | 141.45 | 7.45 | 24.44 | 15.3 | 182.1 | 324.9 | 522.3 | 0.52 |
| 149.00 | 151.00 | 2.00 | 6.56 | 29.5 | 342.0 | 1104.0 | 1475.5 | 1.48 |

**AL-20**

| From m | To m | Int m | Int Ft | Au ppb | Pt ppb | Pd ppb | PGM* ppb | PGM* g/t |
|---|---|---|---|---|---|---|---|---|
| 126.00 | 135.00 | 9.00 | 29.53 | 3.7 | 152.9 | 74.7 | 231.3 | 0.23 |
| 134.50 | 135.00 | 0.50 | 1.64 | 17.0 | 1070.0 | 460.0 | 1547.0 | 1.55 |
| 139.50 | 149.00 | 9.50 | 31.17 | 22.6 | 188.8 | 124.5 | 335.8 | 0.34 |
| 141.50 | 144.00 | 2.50 | 8.20 | 48.2 | 396.8 | 279.6 | 724.6 | 0.72 |
| 170.00 | 174.00 | 4.00 | 13.12 | 27.6 | 121.4 | 357.1 | 506.1 | 0.51 |

PTM also holds 100% owned mineral rights on the River Valley Intrusion where active drilling programs are also underway on the adjoining joint ventures.

In addition PTM controls a large land position in the Lac des Iles area near Thunder Bay Ontario surrounding Canada's only producing primary PGE mine and a land position in the active western Sudbury Basin area.

For further information contact:

R. Michael Jones, President
Platinum Group Metals Ltd.
Tel: (604) 899-5450

Jason Leikam
Defero Corporate Communications Inc.
Tel: (604) 734-1295

Larry Roth
Roth Investor Relations
Tel: (732) 792-2200



**Note to U.S. Investors**: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.




Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
**Telephone: (604) 899-5450 Fax: (604) 484-4710**

E-mail: info@platinumgroupmetals.net    Web Site: www.platinumgroupmetals.net



**CDNX: PTM**
**SEC Form 20F, File No. 0-30306**

No. 02-28    *NEWS RELEASE*    APRIL 22, 2002


## PTM PRIVATE PLACEMENT FOR UP TO 1.3 MILLION UNITS AT $0.28 PER UNIT

Platinum Group Metals Ltd.- "PTM "plans to complete, subject to regulatory approval, a private placement of up to 1.3 million Units at $ 0.28 per Unit each Unit consisting of a common share and one half a purchase warrant exercisable to purchase a common share at $ 0.36 per share. The warrants will be exercisable for one year. The proceeds of approximately $ 360,000 will be used for general working capital. A further news release will be issued if the Placement does not close promptly.

PTM holds an interest in the Agnew Property near Sudbury where Anglo Platinum Corporation and Pacific Northwest Capital Corp. are earning an interest. (See News Release 02-29 today on the Anglo Platinum Program and Budget) The Agnew Property covers the PGE bearing Agnew Intrusion. PTM holds a 100% interest in mineral rights on the River Valley Intrusion where large scale drilling programs are also underway, on the adjoining joint ventures, and a land position in the active western Sudbury Basin area.

In addition PTM is exploring and holds a large land position in the Lac des Iles area near Thunder Bay Ontario surrounding Canada's only producing primary PGE mine.

Not for dissemination to the USA.

For further information contact:

| R. Michael Jones, President | Jason Leikam | Larry Roth |
|---|---|---|
| Platinum Group Metals Ltd. | Defero Corporate Communications Inc. | Roth Investor Relations |
| Tel: (604) 899-5450 | Tel: (604) 734-1295 | Tel: (732) 792-2200 |



Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
**Telephone: (604) 899-5450 Fax: (604) 484-4710**

**E-mail:** info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

**CDNX: PTM**
**SEC Form 20F, File No. 0-30306**

No. 02-30 *NEWS RELEASE* APRIL 24, 2002

## PTM BROKERED PRIVATE PLACEMENT FOR UP TO 4 MILLION COMMON SHARES AT $0.25 PER SHARE TO RAISE $ 1,000,000 CONTINGENT ON AN ACQUSITION

Platinum Group Metals Ltd. ("PTM") has entered into a best efforts agency agreement, subject to regulatory approval, with Pacific International Securities Inc. as lead Agent of up to 4 million Common Shares at $0.25 per Common Share. This Brokered Private Placement is contingent on a confidential proposed potential platinum-palladium mineral property acquisition and is expected to close part and parcel with at least one of the specific targeted potential acquisitions. The targeted acquisitions cannot be disclosed for competitive reasons. If the property acquisition is completed the Placement is expected to close by May 31, 2002. There can be no assurance that an acquisition will be completed. If an acquisition is not completed the Placement will not close.

The Private Placement is expected to be completed using the Accredited Investor or Sophisticated Purchaser Exemptions and the Company will use its best efforts to file an updated Annual Information Form prior to closing for a resulting 4 month hold period on the Common Shares to be issued. A Commission of 6.5% cash and 10% Agent's warrants at $0.25 per share exercisable for one year is payable on closing. In addition the Agent will be paid a $10,000 corporate finance fee plus expenses.

The Net proceeds of approximately $900,000 will be used for the proposed mineral property acquisition first and then for general working capital.

**Previously announced Non-Brokered Placement Expanded up to 1.46 Million Units from 1.3 Million Units Due to Interest**

The previously announced non-brokered private placement has received interest well beyond the announced amount and therefore the Placement has been expanded from 1.3 million Units at $0.28 to up to 1.46 million Units at $0.28 each Unit consisting of a common share and one half a purchase warrant exercisable to purchase a common share at $0.36 per share, subject to regulatory approval. The warrants will be exercisable for one year. The Proceeds are expected to be $410,000 and the Placement is expected to close promptly.

PTM remains firmly focussed on platinum and palladium mineral properties has a large portfolio of mineral rights and significant technical experience in PGE exploration.

PTM holds a carried interest in the Agnew Property near Sudbury where Anglo Platinum Corporation and Pacific Northwest Capital Corp. are earning an interest. (See News Release 02-29 April 22, 2002 on the Anglo Platinum Program and Budget for $1.25M). PTM holds a 100% interest in mineral rights on the River Valley Intrusion where large-scale drilling programs are also underway, on the adjoining joint ventures, and a land position in the active western Sudbury Basin area. PTM is also exploring and holds a large land position in the Lac des Iles area near Thunder Bay Ontario surrounding Canada's only producing primary PGE mine.

For further information contact:

| | | |
|---|---|---|
| R. Michael Jones, President | Jason Leikam | Larry Roth |
| Platinum Group Metals Ltd. | Defero Corporate Communications Inc. | Roth Investor Relations |
| Tel: (604) 899-5450 | Tel: (604) 734-1297 | Tel: (732) 792-2200 |

*Not for dissemination in the US.*

For further information contact:

| R. Michael Jones, President | Jason Leikam | Larry Roth |
| --- | --- | --- |
| Platinum Group Metals Ltd. | Defero Corporate Communications Inc. | Roth Investor Relations |
| Tel: (604) 899-5450 | Tel: (604) 734-1297 | Tel: (732) 792-2200 |


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CDNX BULLETINS - BULLETINS Symbol Lookup Bulletins

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: April 24, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to the acquisition of 100% interest in the LB Gold Property located in Nunavut. Consideration is $100,000 and 150,000 shares over four years ($20,000 and 50,000 shares in the first year) to the vendor and 40,000 shares (20,000 shares in the first year) to the finder. The property is subject to a 3% nsr of which 2% may be purchase for $1,000,000 per percentage point. The purchase of the royalty is subject to the prior approval of TSX Venture Exchange.

---

CDNX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**PLATINUM GROUP METALS LTD.**

By: 

**Frank R. Hallam**
**Director**

Date: May 1, 2002